SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of May, 2006

EuroZinc Mining Corporation

(Translation of registrant’s name into English)

000-30478

(Commission File Number)

1601 - 543 Granville Street, Vancouver, B.C., Canada V6C 1X8

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation

(Registrant)

Date: June 9, 2006

By:

/s/ Ron A. Ewing

Name: Ron A. Ewing

Title:  Executive Vice President

EXHIBIT INDEX

Exhibit

Description

99.1

News Release dated May 3, 2006

99.2

News Release dated May 4, 2006

99.3

Material Change Report dated May 5, 2006

99.4

News Release dated May 9, 2006

99.5

News Release dated May 10, 2006

99.6

News Release dated May 16, 2006

99.7

Interim Financials for the period ending March 31, 2006

99.8

Management, Discussion and Analysis for the period ending March 31, 2006

99.9

Certification of Interim Financials for the CEO and the CFO

99.10

News Release dated May 24, 2006